Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts Finance Announces Proposed 4.875% Senior Notes Offering

MACAU, Tuesday, June 27, 2017 - Melco Resorts Finance Limited (“Melco Resorts Finance”) announces that it proposes to conduct an international offering of 4.875% senior notes due 2025 (the “Additional Notes”), the net proceeds from which, together with cash on hand if applicable, will be used to repay in full a drawdown in the amount of US$350 million from the revolving credit facility under the amended and restated credit facilities entered into by Melco Crown (Macau) Limited, a subsidiary of Melco Resorts Finance, in 2015. Melco Resorts Finance is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“Melco”).

The proposed Additional Notes will be issued under the indenture, dated June 6, 2017 (the “Indenture”), pursuant to which Melco Resorts Finance issued US$650 million aggregate principal amount of 4.875% Senior Notes due 2025 (the “Original Notes”). The Additional Notes will constitute additional Notes under the Indenture, will be issued on the same terms and conditions (other than the issue date and issue price) and will be consolidated with, and form the same series as, the Original Notes.

The issue price of the Additional Notes will be determined at the time of pricing of the offering. Completion of the proposed offering of the Additional Notes is subject to market conditions and investor interest. As no binding agreement in relation to the proposed offering of the Additional Notes has been entered into as at the date of this press release, the proposed Additional Notes may or may not be issued.

The Additional Notes are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed Additional Notes will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Melco Resorts Finance does not intend to register any portion of the offering of the proposed Additional Notes in the United States.

Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco Resort Finance’s or Melco’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Melco’s filings with the SEC. All information provided in this press release is as of the date of this press release, and neither Melco Resorts Finance nor Melco undertakes any duty to update such information, except as required under applicable law.

For media enquiry, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com